SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GALAPAGOS NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

36315X101

(CUSIP Number)

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California, 94404

650-574-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Gilead Sciences, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 13,589,686

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 13,589,686

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,589,686

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%*

14	Type of Reporting Person CO

*                            Based on 61,652,086 ordinary shares, no par value, of Galapagos NV (the “Issuer”) issued and outstanding as of August 23, 2019, as reported in the joint press release of the Issuer and Gilead Sciences, Inc., a Delaware corporation (“Gilead”), that was attached to Gilead’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 27, 2019.

1	Names of Reporting Persons Gilead Therapeutics A1 Unlimited Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 13,589,686

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 13,589,686

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,589,686

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.0%*

14	Type of Reporting Person OO

*                            Based on 61,652,086 ordinary shares, no par value, of the Issuer issued and outstanding as of August 23, 2019, as reported in the joint press release of the Issuer and Gilead that was attached to Gilead’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 27, 2019.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 23, 2019 (the “Schedule 13D”) filed by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Gilead Therapeutics A1 Unlimited Company, an unlimited liability company formed under the laws of Ireland and a wholly owned subsidiary of Gilead (“A1” and together with Gilead, the “Reporting Persons”), with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Galapagos NV (the “Issuer”).

This Schedule 13D/A is being filed to report the closing of an investment in the Issuer pursuant to the previously disclosed Subscription Agreement, dated July 14, 2019, between A1 and the Issuer (the “Subscription Agreement”). Except as expressly amended by this Schedule 13D/A, the Schedule 13D remains in effect.

Item 1. Security and Issuer.

This Schedule 13D/A amends and supplements the Schedule 13D with respect to the Ordinary Shares of the Issuer.  The principal executive offices of the Issuer are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented with the addition of the following:

This Schedule 13D/A is being filed to report the closing of an investment in the Issuer pursuant to the previously disclosed Subscription Agreement. On August 23, 2019, A1 purchased 6,828,985 Ordinary Shares pursuant to the terms of the Subscription Agreement. The aggregate purchase price for the additional Ordinary Shares purchased pursuant to the Subscription Agreement and disclosed in this Schedule 13D/A was EUR 960,087,001.15. The additional Ordinary Shares disclosed in this Schedule 13D/A were purchased with the working capital of an affiliate of the Reporting Persons on behalf of A1.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D/A and the information set forth or incorporated in Items 2 and 3 of the Schedule 13D, as amended by this Schedule 13D/A, is incorporated by reference in its entirety into this Item 5.

(a)-(b)  A1 holds and beneficially owns 13,589,686 Ordinary Shares of the Issuer. As A1 is a wholly-owned subsidiary of Gilead, Gilead beneficially owns the same 13,589,686 Ordinary Shares of the Issuer. The following disclosures are based on 61,652,086 Ordinary Shares of the Issuer issued and outstanding as of August 23, 2019, as reported in the joint press release of the Issuer and Gilead that was attached to Gilead’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 27, 2019.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own the following:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Gilead Sciences, Inc.	—	—	13,589,686	—	13,589,686	13,589,686	22.0%
Gilead Therapeutics A1 Unlimited Company	13,589,686	—	13,589,686	—	13,589,686	13,589,686	22.0%

(c)  Except as set forth in Item 3 of this Schedule 13D/A and this Item 5 or as previously disclosed in the Schedule 13D, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 of the Schedule 13D has effected any transaction in Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the addition of the following:

On August 23, 2019, A1 purchased 6,828,985 Ordinary Shares at a price per share of EUR 140.59 pursuant to the terms of the Subscription Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2019

Gilead Sciences, Inc.

By:	/s/ Brett A. Pletcher
Name:	Brett A. Pletcher
Title:	Executive Vice President, General Counsel and
Corporate Secretary

Gilead Therapeutics A1 Unlimited Company

By:	/s/ David Cadogan
Name:	David Cadogan
Title:	Director